Media release

Rio Tinto and Minmetals agree to look at exploration collaboration

6 June 2017

Rio Tinto and Minmetals have today signed a Heads of Agreement (HoA) to discuss opportunities for potential collaboration in mineral exploration.

It follows a Memorandum of Understanding signed in March this year when both parties committed to examine opportunities for cooperation and collaboration.

The HoA sets out the principles and framework for a potential mineral exploration collaboration, both inside and outside China.

Rio Tinto chief executive J-S Jacques said “Minmetals is rapidly becoming an important player in the global mining industry and we look forward to partnering with them. Our complementary strengths in exploration across the globe put us in the best possible position to find the metals and minerals that are essential to our modern lives.”

China Minmetals Corporation chairman He Wenbo said “Rio Tinto is a leading global mining group that has accumulated tremendous exploration experience and success over time. Minmetals is a fast growing company and the partnership with Rio Tinto will help secure mutual global opportunities for quality resources and enhance our long-term development in the mining sector.”

Rio Tinto and Minmetals will now work to formalise written agreements detailing the principles and other matters relating to its implementation and to establish joint teams to start the process of identifying targets for potential exploration collaboration.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Media Relations, United Kingdom	Media Relations, Australia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
M +44 7920 503 600	M +61 419 850 212

David Outhwaite
T +44 20 7781 1623	Anthony Havers
M +44 7787 597 493	T +61 8 9425 8557
M +61 459 847 758
David Luff
T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom	Investor Relations, Australia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Nick Parkinson
T +44 20 7781 1552
M +44 7810 657 556

Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404